Sub-Item 77I: Terms of New or Amended Securities

Effective December 18, 2006, pursuant to the Agreement and Plan of Reorganization described in Exhibit 77.M of this Form N-SAR, the Sterling Small Cap Value Fund (the "Fund"), a series of The Advisors' Inner Circle Fund was reorganized into a corresponding newly formed shell series of the BB&T Funds (the "Trust"). The Fund may offer Class A Shares, Class B Shares, Class C Shares and Sterling Shares. Currently, the Fund only offers Sterling Shares to the public. A description of the significant attributes of the Sterling Shares is incorporated by reference to the Trust's Registration Statement as filed with the SEC on March 1, 2007.